December 30, 2008

Via Telecopy and EDGAR

Mark Webb, Esq.
Legal Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

Re:          Banner Corporation
File No. 0-26584
Form 10-K for the period ended December 31, 2007
Form 10-Q for the periods ended March 31, June 30 and September 30, 2008

Dear Mr. Webb:

This letter is to acknowledge receipt of the comment letter, dated December 23, 2008.  As a result of the holidays and the number of comments contained in the comment letter, we respectfully request that we be given an extension to respond to your comment letter until January 24, 2009 to allow for us, our legal counsel and our auditors to have sufficient time to review and respond to the comments.

If you have any questions concerning this matter, please contact the undersigned at 509-526-8896 or e-mail at lbaker@bannerbank.com.

Sincerely,

/s/Lloyd W. Baker

Lloyd W. Baker
Executive Vice President and
Chief Financial Officer

cc:	Paul Kline, Staff Accountant, SEC
Matt McNair, Staff Attorney

10 South First Avenue • P.O. Box 907 • Walla Walla, WA 99362-0265 509-527-3636 • Fax: 509-526-8891 • www.bannerbank.com • Member FDIC